Exhibit 99.1

UTStarcom Reports Unaudited Financial Results for First Half of 2022

Hangzhou, September 2, 2022— UTStarcom (“UT,” “UTStarcom” or the “Company”) (NASDAQ: UTSI), a global telecommunications infrastructure provider, today reported its unaudited financial results for the six months ended June 30, 2022, and provided a business update.

Business Update

•
Progress in Collaboration with China Unicom Research Institute on Development of 5G Transport Network Solution. Since 2020, China Unicom’s Research Institute has collaborated with UTStarcom to develop its own White Box Router (WBR) Network Operating System (NOS), named “CUNOS”. The recently completed Phase 2 development, which offers many new features critical for the intended use of the solution on China Unicom’s 5G networks. This important milestone opens a path for deeper cooperation on both hardware platforms and software solutions in the future, and further strengthens UTStarcom’s position in the strategic field of 5G transport networking.
•
Award of Disaggregated Platform Design Services RFP from China Telecom Research Institute. This project is a natural milestone in the ongoing collaboration between UT and China Telecom Research Institute to develop a “white-box” disaggregated router platform optimized for use in 5G transport networks. The scope of the current project will expand the capabilities of the platform, including design of 3 new line cards for use with the white-box router platform jointly developed earlier. The Company expects to receive volume orders for white-box router products, including the new line cards, in the years ahead.
•
Expansion order for the mobile transport network of a Mobile Operator in Europe. UTStarcom continued to collaborate with a mobile operator in Europe and received expansion orders for its advanced networking platform that supports the operator’s 5G deployment requirements. The recent expansion order included NetRing® TN700 series metro access and aggregation platform products NetRing® TN704E.
•
Expansion order for SSTP solution deployed in India. UT received an expansion order for the SSTP Signaling Gateway solution deployed on turn-key basis since 2017 by the primary customer in India. The new order increases the solution’s subscriber capacity to meet growing customer demand.
•
Renewal of annual maintenance contracts in our key markets. The Company renewed annual maintenance contracts with its key customers in Japan and India, resulting in improved revenue visibility. UT also continued to provide maintenance and support services on existing maintenance contracts.
•
India Receivable. The Company continues to collect amounts due from its major customer in India. During the first half of 2022, the Company collected a total of $10.9 million from BSNL, leaving $19.2 million still outstanding.
•
Reverse Stock Split. UT executed a one-for-four reverse split of its common stock to comply with relevant Nasdaq listing requirements and thus maintain access to capital markets.

UTStarcom’s Chief Executive Officer Mr. Hua Li commented, “First half results were satisfactory, considering our challenging circumstances, such as the adverse impact of the China-US trade war and COVID-19 pandemic. Most importantly, we are committed to providing quality support to our existing customers and networks in operation, which resulted in sizeable expected future revenue as we renewed several annual maintenance contracts. This visible, recurring revenue provides a foundation to seek new opportunities that play to our strength in network disaggregation.”

Li continued, “Our focus is to develop and market cutting-edge products and solutions optimized for swiftly growing market segments such as 5G transport networks. Customers showed their confidence by expanding the scope of collaboration with us on network disaggregation. They can see our ability to design and deliver carrier-grade disaggregated modular hardware and software platforms capable of meeting the strict and challenging requirements of their 5G transport networks. This is another example of our commitment to delivering long-term value to our business partners and our shareholders.”

First Half 2022 Financial Results

Summary of 1H 2022 Key Financials

	1H 2022	1H 2021	Y/Y Change
Revenue	$7.5	$8.7	-13.8%
Gross Profit	$1.3	$2.2	-40.9%
Operating Expenses	$4.1	$1.3	+215.4%
Operating Income (Loss)	($2.8)	$0.9	-$3.7
Net Income (Loss)	($1.7)	$0.3	-$2.0
Basic EPS	($0.19)	$0.01	-$0.2
Cash Balance (including Restricted Cash)	$64.5	$61.9	+4.2%

* Dollar comparisons are used where percentage comparisons are not meaningful.

* All amounts are in U.S. Dollars millions except for Earnings Per Share (EPS)

Total Revenues

Total revenues for the first half of 2022 were $7.5 million, compared to $8.7 million in the corresponding period in 2021.

•
Net equipment sales were $1.4 million, an increase of 65.0% from $0.9 million in the corresponding period in 2021, driven by greater sales to major customers in India.

•
Net services sales were $6.1 million, a decrease of 22.4% from $7.8 million in the corresponding period in 2021. The decrease was mainly due to the completion of current projects and no new major projects in India.

Gross Profit

Gross profit was $1.3 million, or 17.7% of net sales, for the first half of 2022, compared to $2.2 million, or 25.0% of net sales, in the corresponding period in 2021.

•
Gross loss on equipment sales was $0.2 million, compared to $1.0 million in the corresponding period in 2021. Equipment gross margin for the first half of 2022 was (15.8%), compared to (119.1%) for the corresponding period in 2021. The increase in gross margin was attributed to favorable product mix.

•
Service gross margin was $1.6 million, compared to $3.2 million in the corresponding period in 2021. Service gross margin was 25.5%, compared to 40.8% for the corresponding period in 2021, due to decreased activity with the major customer in India.

Operating Expenses

Operating expenses for the first half of 2022 were $4.1 million, compared to $1.3 million in the corresponding period in 2021.

•
Selling, general and administrative (“SG&A”) expenses were $1.5 million, compared to ($2.0) million in the corresponding period in 2021. The higher SG&A in the first half of 2022 was mainly attributable to the reversal of $1.8 million of credit loss reserves as the Company collected amounts due from BSNL. The prior year period had $5.0 million credit loss reversals.

•
Research and development (“R&D”) expenses was $2.6 million, compared to $3.3 million in the corresponding period in 2021, lower due to decreased personnel cost resulting from cost reduction initiatives.

Operating Income (Loss)

Operating loss for the first half of 2022 was $2.8 million, compared to operating income of $0.9 million in the corresponding period in 2021.

Interest Income, Net

Net interest income for the first half of 2022 was $0.8 million, compared to $0.5 million in the corresponding period in 2021.

Other Income (Expenses), Net

Net other income for the first half of 2022 was $1.6 million, compared to $1.1 million in the corresponding period in 2021. Other income mainly reflects a foreign exchange gain resulting from the appreciation of the U.S. dollar against the Japanese Yen, which was partially offset by the devaluation of Indian Rupee against the U.S. dollar.

Net Income (Loss)

Net loss attributable to shareholders for the first half of 2022 was $1.7 million, compared to net income of $0.3 million in the corresponding period in 2021. Basic net loss per share for the first half of 2022 was $0.19, compared to basic net income per share of $0.01 for the corresponding period in 2021.

Cash Flow

Cash generated from operating activities in the first half of 2022 was $3.8 million, cash generated from investing activities was ($0.1) million, and cash used in financing activities was nil. As of June 30, 2022, UTStarcom had cash, cash equivalents and restricted cash of $64.5 million.

About UTStarcom Holdings Corp.

UTStarcom is committed to helping network operators offer their customers the most innovative, reliable and cost-effective communication services. UTStarcom offers high performance advanced equipment optimized for the most rapidly growing network functions, such as mobile backhaul, metro aggregation and broadband access. UTStarcom has operations and customers around the world, with a special focus on Japan, India and China. UTStarcom was founded in 1991 and listed its shares on the Nasdaq Market in 2000 (symbol: UTSI). For more information about UTStarcom, please visit http://www.utstar.com.

Forward-Looking Statements

This press release includes forward-looking statements, including statements regarding the Company’s strategic initiatives and the Company’s business outlook. These statements are forward-looking in nature and subject to risks and uncertainties that may cause actual results to differ materially and adversely from the Company’s current expectations. These include risks and uncertainties related to, among other things, the effect of the COVID-19 pandemic on the Company’s business, changes in the financial condition and cash position of the Company, changes in the composition of the Company’s management and their effect on the Company, the Company’s ability to realize anticipated results of operational improvements and benefits of the divestiture transaction, the ability to successfully identify and acquire appropriate technologies and businesses for inorganic growth and to integrate such acquisitions, the ability to internally innovate and develop new products, assumptions the Company makes regarding the growth of the market and the success of the Company’s offerings in the market and the Company’s ability to execute its business plan and manage regulatory matters. The risks and uncertainties also include the risk factors identified in the Company’s latest annual report on Form 20-F and current reports on Form 6-K as filed with the Securities and Exchange Commission. The Company is in a period of strategic transition and the conduct of its business is exposed to additional risks as a result. All forward-looking statements included in this press release are based upon information available to the Company as of the date of this press release, which may change and the Company assumes no obligation to update any such forward-looking statements.

For investor and media inquiries, please contact:

UTStarcom Holdings Corp.

Tel: +86 (571) 8192 8888

Ms. Shelley Jiang, Investor Relations

Email: utsi-ir@utstar.com/ Shelleyjiang@utstar.com /

In the United States:

The Blueshirt Group

Mr. Gary Dvorchak

Email: gary@blueshirtgroup.com

UTStarcom Holdings Corp.

Unaudited Condensed Consolidated Balance Sheets

	June 30,	December 31,
	2022	2021
	(In thousands)
ASSETS
Current assets:
Cash and cash equivalents	$52,637	$53,797
Short-term investments	—	—
Accounts and notes receivable, net	20,510	27,553
Inventories and deferred costs	1,420	1,556
Short-term restricted cash	8,420	10,076
Prepaid and other current assets	3,754	4,811
Total current assets	86,741	97,793
Long-term assets:
Property, plant and equipment, net	539	602
Operating lease right-of-use assets, net	3,880	4,734
Long-term restricted cash	3,400	2,403
Other long-term assets	2,683	2,747
Total long-term assets	10,502	10,486
Total assets	$97,243	$108,279

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable	$14,949	$19,031
Customer advances	172	231
Deferred revenue	67	80
Income tax payable	9,299	8,787
Operating lease liabilities, current	1,496	1,411
Other current liabilities	6,117	5,887
Total current liabilities	32,100	35,427
Long-term liabilities:
Operating lease liabilities, non-current	2,732	3,496
Long-term deferred revenue and other liabilities	1,027	1,005
Total liabilities	35,859	39,928

Total equity	61,384	68,351
Total liabilities and equity	$97,243	$108,279

UTStarcom Holdings Corp.

Unaudited Condensed Consolidated Statements of Operations

	Six months ended June 30,
	2022	2021
	(In thousands, except per share data)
Net sales	$7,492	$8,692
Cost of net sales	6,165	6,515
Gross profit	1,327	2,177
	17.7%	25.0%
Operating expenses:
Selling, general and administrative	1,520	(1,961)
Research and development	2,614	3,263
Total operating expenses	4,134	1,302

Operating income (loss)	(2,807)	875

Interest income, net	813	468
Other income, net	1,597	1,104
Income (loss) before income taxes	(397)	2,447
Income tax expense	(1,283)	(2,195)
Net income (loss) attributable to UTStarcom Holdings Corp.	$(1,680)	$252

Net income (loss) per share attributable to UTStarcom Holdings Corp.—Basic	$(0.19)	$0.01
Weighted average shares outstanding—Basic	9,053	36,001

UTStarcom Holdings Corp.

Unaudited Condensed Consolidated Statements of Cash Flows

	Six months ended June 30,
	2022	2021
	(In thousands)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net Income (loss)	$(1,680)	$252
Depreciation	106	239
Recovery of credit losses	(1,798)	(5,015)
Stock-based compensation expense	339	261
Net gain on disposal of assets	—	(7)
Gain on release of tax liability due to expiration of the statute of limitations	(11)	(134)
Right of use amortization	745	679
Changes in operating assets and liabilities	6,148	17,599
Net cash provided by operating activities	3,849	13,874

CASH FLOWS FROM INVESTING ACTIVITIES:
Additions to property, plant and equipment	(76)	(140)
Proceeds from short-term investments	—	2,100
Net cash provided by (used in) investing activities	(76)	1,960

CASH FLOWS FROM FINANCING ACTIVITIES:
Repurchase of ordinary share	(13)	—
Net cash used in financing activities	(13)	—
Effect of exchange rate changes on cash and cash equivalents	(5,579)	(2,273)
Net increase (decrease) in cash and cash equivalents	(1,819)	13,561
Cash, cash equivalents and restricted cash at beginning of period	66,276	48,388
Cash, cash equivalents and restricted cash at end of period	$64,457	$61,949